SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

FY 2006 Earnings Conference

KB invites you to our FY 2006 Earnings Conference on Thursday, February 8, 2007. The conference will be held in the International Conference Room of the Korea Exchange (KRX) and will be web-cast live throughout the world on our IR website at www.kbstar.com. Investors can participate by telephone during the Q&A session following the presentation.

■ Date	February 8, 2007 (Thursday)

■ Time	15:30 (Seoul, Korea Time)

■ Venue	International Conference Room (1st fl.), KRX, Yeouido, Seoul, Korea

■ Language	Korean and English. Simultaneous translation will be available for English-speaking participants.

■ Agenda	FY 2006 Earnings Results and Q&A

■ Q&A via telephone

- From overseas	82-31-810-3001 or 82-2-6677-2256

- From Korea	1566-2256 or 031-810-3001

- Pass code	6412

- Q&A code	14

■ To listen to a recording of the web-cast and conference call

Listening order

1. Dialing

- From overseas:	82-31-810-3100

- From Korea:	1566-2258 or 031-810-3100

2. Press listening code:	82939#

Press button instructions

- 1 min. F.F.:	1

- 5 min. F.F.:	7

- 1 min. REW:	3

- 5 min. REW:	9

- Pause:	5

- To cancel pause:	5

The Conference will be web-cast in Korean and English at www.kbstar.com. The presentation materials will also be available for viewing at the time of the web-cast and Q&A session.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: January 26, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director